Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2015	2014	2013	2012	2011
	(millions of dollars)
Earnings, as defined:
Net income	$1,648	$1,517	$1,349	$1,240	$1,068
Income taxes	957	910	835	752	654
Fixed charges included in the determination of net income, as below	478	466	451	450	411
Total earnings, as defined	$3,083	$2,893	$2,635	$2,442	$2,133

Fixed charges, as defined:
Interest expense	$445	$439	$415	$417	$387
Rental interest factor	12	12	10	11	8
Allowance for borrowed funds used during construction	21	15	26	22	16
Fixed charges included in the determination of net income	478	466	451	450	411
Capitalized interest	—	—	—	—	1
Total fixed charges, as defined	$478	$466	$451	$450	$412

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	6.45	6.21	5.84	5.43	5.18
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.